UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

RedHill Biopharma Ltd. (the “Company”) announced today that on October 6, 2026 it received a letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has been granted an additional 180 calendar day period, or until April 5, 2027, to regain compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on April 8, 2026, the Company received notification from Nasdaq indicating that, for the prior 30 consecutive business days, the closing bid price of the American Depositary Shares (“ADSs”), each representing 10,000 of the Company’s ordinary shares, had been below the minimum $1.00 per share requirement. The Company was initially provided 180 calendar days, or until October 5, 2026, to regain compliance. Except for the minimum bid requirement, the Company meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market.

If at any time before April 5, 2027, the closing bid price of the ADSs is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be closed. The Company intends to continue to monitor the closing bid price of its ADSs and, if needed, consider available options to regain compliance prior to the expiration of the additional compliance period.

The notification has no immediate effect on the listing or trading of the ADSs, which will continue to trade on The Nasdaq Capital Market under the symbol “RDHL”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), October 13, 2023 (File No. 333-274957), as amended, on August 9, 2024 (File No. 333-281417) and on July 2, 2026 (File No. 333-297223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: October 7, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer